DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121
(858) 200-0200

April 11, 2005

Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Eduardo Aleman Division of Corporate Finance
Re:	DexCom, Inc. Form S-1 filed February 1, 2005 Registration No. 333-122454

Acceleration Request

Requested Date:	April 13, 2005
Requested Time:	4:30PM E.D.T.

Ladies and Gentlemen:

        DexCom, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable.

        The Registrant hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
DEXCOM, INC.
By:	/s/ STEVEN J. KEMPER Steven J. Kemper Chief Financial Officer